República Oriental del Uruguay

US$500,000,000 Re-Opening of 8.00% Global Bonds due 2022

Final Term Sheet

Final terms and conditions as of July 24, 2006

Issuer	República Oriental del Uruguay
Title:	8.000% Global Bonds due 2022
Ratings:	B3/B/B+
Size:	US$500 Million
Public Offering Price (inclusive of accrued interest):	101.079%
Coupon:	8.000%
Settlement:	27-July-2006
Maturity:	18-Nov-2022
Interest Payment Dates:	November 18 and May 18 of each year, starting November 18, 2006
Principal Payment:	Principal amounts due will be paid in three equal installments on November 18, 2020, November 18, 2021 and the maturity date.
Gross Proceeds:	US$505,396,666.67
Net Proceeds:	US$504,396,666.67
Underwriting discount:	0.20%
Allocation:	Citigroup Global Markets Inc. 50% / UBS Investment Bank 50%
ISIN:	US917288BC52
Common Code:	023617129
CUSIP:	917288BC5
Type/Denom:	SEC registered Global 100K/1K
Leads:	Citigroup Global Markets Inc. / UBS Investment Bank

The following information of Uruguay and regarding the securities is available from the SEC’s website and accompanies this free writing prospectus:

http://www.sec.gov/Archives/edgar/data/102385/000095012306006904/y21628e18vk.htm
 http://www.sec.gov/Archives/edgar/data/102385/000090342306000045/repofuruguayform18ka5_01-17.htm
http://www.sec.gov/Archives/edgar/data/102385/000095012306006904/y21628exv99wd.htm
http://www.sec.gov/Archives/edgar/data/102385/000090342306000561/repofur-sb_0518.htm
http://www.sec.gov/Archives/edgar/data/102385/000095012306009289/y23449e18vkza.htm
http://www.sec.gov/Archives/edgar/data/102385/000095012306009289/y23449exv99we.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407 or from outside the U.S. to 212-723-6171 (call collect) or by calling your usual contact at UBS Securities LLC or by calling toll free 1-800-503-4611 or 1-888-722-9555 ext. 1088.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.